July 19, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Ltd.
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Ltd.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed July 12, 2024
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4
Questions and Answers about the Business Combination and the Special Meeting Will I experience dilution..., page xiii

1. We note your response to prior comment 1, however, the second table on page xiii continues to reflect that under the No Redemption Scenario, Inception Growth Public
       Stockholders will hold 5,257,401 shares, which does not appear to give effect to the June
       4, 2024 redemption of 1,686,707 shares. Please revise.
Selected Historical Financial Information of AgileAlgo, page 116

2. We note your revised disclosures in response to prior comment 116. However, we also note that basic and diluted net loss per share for the six months ended March 31, 2024 and
       2023, as presented here and on page 16, differ from amounts presented in AgileAlgo's statements of operations on pages F-49 and F-62. Please revise.
 July 19, 2024
Page 2

Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Combined Balance Sheet, page 151

3. We note your response to prior comment 5. Please further revise pro forma footnote
       (10) to discuss how you intend to fund the negative cash balance should 100% of
       Inception Growth   s remaining shareholders redeem their shares.
Exhibits

4.     Please revise to provide an updated auditor   s consent in Exhibit 23.2,
which reflects the
       corrected opinion dates that are consistent with Inception Growth   s
Form 10-K/A filed on
       June 3, 2024.


       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Ted Paraskevas